
02003750

cm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

hours per response . . . . . .

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 27 2002

SEC FILE NUMBER
8- 36373

FV 3/5/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Peter R. Mack & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 East 71st Street
(No. and Street)

New York	New York	10021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Mack (212) 744-3939
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M.R.Weiser & Co.LLP
(Name — *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	New York	11042-1066
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/02

OATH OR AFFIRMATION

I, Peter R. Mack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peter R. Mack & Co., Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CELIA POMPEY
Notary Public, State of New York
No. 01PO4987223
Qualified in [illegible] County
Commission Expires Oct. 7, [illegible]

[signature]
Signature

Title

[signature] 2/4/2002
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of ~~Income (Loss)~~ Operations.
☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETER R. MACK & CO., INC.

INVESTMENTS MEMBER NASD



RECEIVED
FEB 27 2002

* * * * * * * * * * * * * * * * * * * *

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

* * * * * * * * * * * * * * * * * * *

19 EAST 71 STREET • STE 3A • NEW YORK, NEW YORK 10021 • VOX: 212 • 744 • 3939 • FAX: 212 • 744 • 8484

PETER R. MACK & CO., INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	50,068
Deposit with clearing broker		25,000
Securities owned, at market value		58,069
Receivable from clearing broker		53,865
Furniture, equipment, and leasehold improvements less accumulated depreciation and amortization of $85,778		3,285
Other assets		104,560
	$	294,847

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Loan payable, bank	$	18,333
Accounts payable and accrued expenses		4,530
		22,863
Stockholder's equity:		
Common stock, no par value; 200 shares authorized, 10 shares issued and outstanding		35,000
Additional paid-in capital		151,625
Retained earnings		85,359
		271,984
	$	294,847

The accompanying notes are an integral part of this financial statement.

PETER R. MACK & CO., INC.

NOTES TO FINANCIAL STATEMENT

1. GENERAL:

Peter R. Mack & Co., Inc. (the "Company") is a registered broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD").

The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits) as defined in the agreement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition:

Securities transactions and the related revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial.

Securities Owned:

Securities owned are carried at quoted market values, and the resulting difference between cost and market is included in income.

Cash Equivalents:

The Company considers all highly liquid investments with maturities of less than three months when purchased to be cash equivalents.

Furniture, Equipment and Leasehold Improvements:

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using accelerated methods over the estimated useful lives of the related assets, ranging from five to seven years.

Income Taxes:

The Company has elected to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, the Company itself is not subject to federal income tax. The stockholder is required to report separately his distributive share of the Company's income or loss to federal and state tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes, and, accordingly, the Company pays New York State income tax at a reduced rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporation tax rates.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. SECURITIES OWNED:

Securities owned consist of trading and investment securities at market value, as follows:

Corporate stocks	$ 33,850
U.S. Government obligations	24,219
	$ 58,069

4. RELATED PARTY:

Included in other assets is a $78,991 loan receivable from the Company's officer and sole stockholder. The loan is noninterest bearing and due on demand.

5. LOAN PAYABLE, BANK:

The Company has a loan from a bank in the original amount of $50,000, bearing interest at the prime rate plus .25% (5% at December 31, 2001). The loan is payable in monthly principal installments of $833 over a period of five years beginning November 6, 1998. The outstanding principal balance at December 31, 2001 is $18,333.

Principal payments on the loan are as follows:

Year Ended December 31,	
2002	$ 9,999
2003 (10 months)	8,334
	$ 18,333

6. LEASE:

Effective March 2001, the Company entered into a lease for its office space expiring February 2004. Future minimum annual rental payments are as follows:

Year Ended December 31,	Amount
2002	$ 65,000
2003	71,000
2004 (2 months)	12,000
	$148,000

7. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the SEC which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital to the greater of $5,000, or 1/15 of aggregate indebtedness including specific items. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2001, the Company had net capital, as defined, of $157,609 which exceeded its required minimum net capital of $5,000 by $152,609. Aggregate indebtedness at December 31, 2001 was $22,863. The ratio of aggregate indebtedness to net capital was .15 to 1.

8. **TAXES:**

The Company has available at December 31, 2001 approximately $43,000 of an unused net operating loss carryforward which expires in 2021 that may be applied against future taxable income for purposes of New York City tax.

Income tax benefit at statutory rates	$ 3,500
Less: Valuation allowance	(3,500)
Deferred tax asset, net of valuation allowance	$ -0-

The valuation allowance increased from $ -0- to $3,500 during the year ended December 31, 2001.

9. **OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:**

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company does not maintain margin accounts for its customers; and, therefore, there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company transacts its business with customers located throughout the United States.

* *

The Company's Statement of Financial Condition as of December 31, 2001 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Peter R. Mack & Co., Inc.

We have audited the accompanying statement of financial condition of Peter R. Mack & Co., Inc. as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Peter R. Mack & Co., Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

M.R. Weiser & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
January 31, 2002